[Letterhead of Pall Corporation]
August 3, 2007
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance — Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pall Corporation Form 10-Q for the quarterly period ended January 31, 2007 File No. 1-4311
Dear Mr. Cash,
I am responding to your letter dated July 12, 2007 concerning the referenced filing of Pall Corporation (the “Company”). Note that the number below corresponds to the number assigned to the comment in your letter.
FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2007
Comment 1. Segment Information
1.	Thank you for the additional information regarding the “four processes that provide the mechanisms to support the CODM’s resource allocation decisions and performance assessments”. As you have indicated, these mechanisms include Annual Strategic Planning, Annual Business Planning/Budgeting, Business Performance reviews and periodic meetings of the executive management team. Based on the information you have provided we note the following:
•	As part of the Annual Strategic Planning sessions, your Market Leaders review opportunities to expand their markets (Medical and BioPharmaceuticals for the Life Sciences segment and General Industrial, Aerospace and Transportation, and Microelectronics for the Industrial Segments) through product, geographic, pricing and marketing growth objectives. You further indicate that based on all of the information and input obtained through the Strategic Planning session (which we assume includes the market opportunities identified by the Market leaders), the CODM makes resource allocation decisions to those initiatives that are deemed to optimize the Company’s ability to achieve the total Company financial objectives. As such, it appears that the markets identified, specifically the target markets, meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131.
•	Your CODM participates in Quarterly Business Performance Reviews and as part of this quarterly review, the CODM reviews discrete financial information, including sales and gross profit information for the Medical, BioPharm and BioSciences markets which comprise your Life Sciences Segment and Microelectronic, Aerospace & Transportation, Fuels & Chemicals, Power Generation, Municipal Water, Food & Beverage and Industrial in Plant markets which comprise your Industrial Segment. For instance, on page 147 your CODM is provided earnings for the seven underlying markets and regions, on pages 168, 184 and 193 your CODM is provided contribution statements which includes revenues, gross margins and SG&A expenses for BioPharm, BioSciences and Medical markets and on pages 166, 167, 182, 183, 190 and 191 your CODM is provided pricing and shipping analysis for BioPharm, BioSciences and Medical markets. Given the discrete financial information which is regularly reviewed by your CODM to assess performance it appears to us that these markets represent segments as defined in paragraph 10 of SFAS 131.
As we noted in our comment letter dated June 1, 2007, it was unclear to us how the CODM could effectively make decisions regarding the allocation of resources according to the strategic planning and budgeting processes you described as well as assess performance without a disaggregated understanding of the markets, including sales and gross profits, comprising the Life Sciences and Industrial businesses. Based on the additional financial information shared with the CODM for the Quarterly Business Performance Reviews as well as the market information provided by the Market Leaders in the Strategic Planning session, we note that additional disaggregated information at the market level is, in fact, provided and regularly reviewed by your CODM. As such, it appears to us that the markets underlying your Life Sciences and Industrial Businesses are operating segments as defined in paragraph 10 of SFAS 131.
Based on the above, please reassess for us your conclusion that you only have two operating segments. Please ensure your analysis addresses the facts that we have noted above as well as the following comments:
•	You indicate that the Annual Business Planning/Budget Review sessions are conducted in the same manner as the Strategic Planning sessions and that the Annual Business Planning/Budget Review sessions serve as a forum to provide the specific roadmap for how the two segments will execute on the strategic initiatives approved by the CODM. Tell us more about these strategic initiatives. We assume that they relate to the market opportunities identified in the Annual Strategic Planning sessions.

•	You indicate that you hold periodic meetings (on average, two times a month) of the executive management team (CEO, the two segment Presidents and the CFO) in which quarter and year to date information for each segment is reviewed. Provide us with the financial information that is prepared and reviewed by the CODM for these meetings.

•	As previously requested, please tell us the nature of any approval process the Segment Presidents must go through to expend the capital resources allocated to the Life Sciences and Industrial businesses.
Response:
Strategic initiatives presented by each of the Market Leaders focus on expansion of target market sales through product, geographic, pricing, and marketing opportunities to meet the Company’s long-term sales growth objectives. The CODM aggregates the impact of the significant sales growth opportunities presented by the Market Leaders at each of the Life Sciences and Industrial Strategic Planning sessions along with the significant initiatives presented by each of the Life Sciences and Industrial Operations Leaders that will minimize the cost structure and optimize the performance of the global manufacturing organizations and supply chain activities and the significant initiatives presented by the G&A and R&D functional leaders that will minimize the cost structure and optimize the performance of their respective function to support making resource allocation decisions at the Life Sciences and Industrial level.
As requested, specific examples of strategic initiatives from each of the two segments follows:
Life Sciences — The Life Sciences R&D function, which is managed at the total Life Sciences level as previously indicated in our letter dated June 22, 2007, presented a strategic initiative to invest capital resources in Ligand technology. Ligand technology is used to attach specific biological or synthetic ‘handles’ onto a surface for the recognition of biological compounds such as proteins, antibodies, DNA, or cells. Ligands on surfaces have potential application in the Biopharmaceuticals market for purifying an antibody drug, in the Biosciences market for discovering new drugs by selecting a desired protein or DNA molecule, and in the Medical market for removing or selecting a specific cell population. Each of the applicable Market Leaders would then assess the sales opportunities that could be derived from the Ligand technology applications.
Industrial — The Industrial R&D function, which is managed at the total Industrial level as previously indicated in our letter dated June 22, 2007, presented a strategic initiative to invest capital resources in absorption technology. Absorption technology can be utilized as a filtration and separation technology to reduce contaminants in process fluids (e.g., water, industrial solvents) which would be a marketing opportunity across almost all of our markets, to purify and separate macromolecules in food additives which would be a marketing opportunity in our Food & Beverage market, and for ethanol dehydration, which would be a marketing opportunity in our

Energy market. Each of the applicable Market Leaders would then assess the sales opportunities that could be derived from the absorption technology applications.
As previously indicated in our response letter dated June 22, 2007, the CODM does not consider sales and related metrics such as pricing, shipping and growth objectives on a stand-alone basis to be discrete financial information, as that term is utilized within the context of paragraph 10 of SFAS 131, as it is not sufficiently detailed to assess performance and make decisions regarding the allocation of resources. As demonstrated in the examples provided above, the CODM considers the impact of the strategic initiatives of the R&D functions, which are managed and whose costs are aggregated at the total Life Sciences and Industrial levels only, along with the related sales opportunities in each market when making resource allocation decisions.
During the Annual Business Planning/Budget Review process, the CODM will establish capital expenditure targets for the upcoming fiscal year at the total Life Sciences and Industrial levels. The two segment Presidents have discretion over how to utilize their respective capital expenditure budgets. However, within the Company’s preexisting corporate governance framework, the CODM in his capacity as CEO and President must pre-approve any purchase requisition (capital expenditure or operating expenditure) over a certain monetary threshold. Most of the Company’s capital expenditures are directed towards the manufacturing operations and new product development, which are managed at the total Life Sciences and Industrial level, providing filtration, separation, and purification technologies across the target markets as illustrated above with the ligand and absorption technologies.
As indicated in your follow-up question, the information contained on page 147 provided earnings for the seven underlying markets and regions for the Industrial segment, and the information contained on pages 168, 184 and 193 provided contribution statements which includes revenues, gross margins and SG&A expenses for BioPharm, BioSciences and Medical markets. That information was provided to and shared with the CODM at the discretion of the segment management based on their internal analytical processes and was not requested by the CODM.
The core objective of the new financial reporting system that was implemented as described in our response letter dated June 22, 2007 is to provide financial information to the CODM in alignment with the new organizational structure; that is, sales at the market level and cost of sales, SG&A and R&D expenses at the total Life Sciences, Industrial and Corporate/Shared Services level. A supplemental objective is to provide financial information relevant to the Segment Managers and the other operational management of the segments to support their decision making. The new financial reporting system has enhanced the financial information available to the operational management below the segment manager level, who are not empowered to make resource allocation decisions, including certain functionality that was developed to capture estimated cost of sales based on standard cost at the market level. The information provided on those pages referenced above reflects some of the data that the lower level of operational management may utilize as an indicative measure only of operating performance and trend analysis. The gross margin depicted on those pages does not represent actual gross margin since a large portion of the manufacturing cost pool, which is managed by the respective segment Operations Leader and aggregated at the total segment level and cannot be disaggregated at a market level, is excluded from the estimated cost of sales based on standard cost. Specific examples of manufacturing costs that are not disaggregated below the total Life Sciences and Industrial segment levels are manufacturing variances (e.g., purchase price variances, labor variances, overhead variances, and material scrap) and warranty and obsolescence expenses. Additionally, R&D and certain SG&A expenses, such as Finance, Human Resources, IT and Facilities are only available at the total Life Sciences and Industrial segment levels and cannot be disaggregated at the market level. As such, the CODM does not utilize the financial information contained on the pages referenced in the preceding paragraph in any capacity to support resource allocation decisions, assess performance, or award incentive compensation as they are not meaningful measures due to the significant amount of costs as described above that are excluded from those measures. In conjunction with the continued refinement and evolution of our processes, that information will no longer be provided to or shared with the CODM as he does not utilize it as previously described.
The following will illustrate a specific example of the magnitude of costs that cannot be disaggregated at the market level.
[Omitted Text — Confidential Treatment Requested by Pall Corporation]
As described in paragraphs 4. and 5. of SFAS 131, the management approach is based on the way management organizes the segments for making operating decisions and assessing performance. The segments are evident from the structure of the enterprise’s internal organization. The management approach focuses on financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters. As described in our letters dated May 16 and June 22, 2007 and as disclosed in our 2006 and prior Form 10-Ks, the internal organization of the Company was reorganized to create two vertically integrated businesses, Life Sciences and Industrial, with two President positions that were created and are directly accountable to and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts and strategic and business plans. As described in our letter dated June 22, 2007, a new financial reporting system was specifically designed and implemented to measure and manage the performance of the Company and each of the two segments in alignment with the new organizational structure. As such, the financial information aggregated at the Life Sciences and Industrial level provides the level of transparency required by the CODM to effectively make decisions about Company’s operating matters, including the allocation of resources and assessing performance, consistent with the management approach.
See Exhibit A-2 for representative copies of the quarter and year-to-date financial information prepared and reviewed with the CODM at the periodic meetings of the executive management team.

We trust that this further explanation will assist in a more complete understanding of the Company’s Segment Reporting determination. Thank you for your consideration of our responses to your comments and if you have any questions, please do not hesitate to contact me at (516) 801-9808.
Sincerely,
/s/ LISA MCDERMOTT
Lisa McDermott
Chief Financial Officer
     and Treasurer

Exhibit A-2
Confidential Treatment Requested by Pall Corporation